Exchange Place Advisors Trust

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

December 30, 2025

VIA EDGAR CORRESPONDENCE

Brian Szilagyi

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exchange Place Advisors Trust (the “Trust” or the “Registrant”)

File Nos. 333-226989; 811-23373

Dear Mr. Szilagyi:

In a telephone conversation with Stacy H. Louizos. Esq., Trust Counsel, and Zachary P. Richmond, Treasurer of the Trust, on December 5, 2025, you communicated the U.S. Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) comments on the Trust’s Form N-CSR/A filed on August 11, 2025 and the Trust’s Form N-CEN filed on August 14, 2025, each under the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of its series (each, a “Fund” and together, the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Comment 1. The Staff notes that Item C.7.k of Form N-CEN is checked for the North Square RCIM Tax-Advantaged Preferred and Income Securities ETF (the “Fund”). Please discuss in correspondence why the Fund is not presenting information on its website in compliance with Rule 6c-11(c)(i)-(vi) under the 1940 Act.

Response. The Registrant respectfully submits and confirms that the information required by each item under Rule 6c-11(c)(i)-(vi) under the 1940 Act is on the Fund’s website at https://northsquareinvest.com/strategies/tax-adv-preferred-etf/.

Comment 2. In the Financial Highlights for any Funds that are “funds of funds,” please add a footnote to the net investment income ratios stating that the ratios do not reflect the proportionate share of income and expenses of the underlying funds in which the Funds invest. See ASC 946-205-50-16.

Response. The Registrant acknowledges the Staff’s comment and will add a footnote to the net investment income ratios stating that the ratios do not reflect the proportionate share of income

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and expenses of the underlying funds in which the Funds that are “funds of funds” invest in future financial statements.

Comment 3. The Staff notes that, in Note 15 to the Financial Statements (Business Combinations), it is reported that the North Square Small Cap Value Fund (the “New Fund”) is the accounting survivor of the reorganization of the New Fund with the Foundry Partners Small Cap Value Fund (the “Predecessor Fund”) (the “Reorganization”), while the Form N-14 filed with the SEC on March 14, 2025 describing such Reorganization disclosed that the Predecessor Fund is the accounting survivor of the Reorganization. Please explain the apparent discrepancy.

Response. The Registrant confirms that the Predecessor Fund is the accounting survivor of the Reorganization and that Note 15 to the Financial Statements contains an error. The Registrant notes that, in Note 1 to the Financial Statements (Organization), it is correctly disclosed that the Predecessor Fund is the accounting survivor of the Reorganization.

Comment 4. The Staff notes that, in Note 1 to the Financial Statements (Organization), it is reported that each Fund operates as a single operating segment and that each Fund’s income, expenses, assets, and performance are regularly monitored and assessed as a whole by North Square Investments, LLC (the “Adviser”), who is responsible for the oversight functions of each Fund, using the information presented in the financial statements and financial highlights. Please explain how all personnel at the Adviser are considered a “group” for purposes of determination of the Chief Operating Decision Maker.

Response. The disclosure stating each Fund operates as a single operating segment is intended to describe that each Fund’s investment results are monitored and evaluated on a fund-specific and fund-wide basis and that each Fund does not have separate components or activities that would be evaluated independently. The disclosure is not intended to suggest that the Adviser operates as a “group” within the meaning of ASC 280, nor that the Adviser is being identified as a chief operating decision maker for segment-reporting purposes.

The Adviser’s role is limited to providing investment management services to each Fund, and the Fund’s income, expenses, assets, and performance are reviewed as a whole using the information presented in such Fund’s financial statements and financial highlights. Because each Fund is a single reporting entity with at most one operating segment, certain concepts in ASC 280 relating to operating segments, groups, or aggregation are not applicable.

To avoid any potential misunderstanding, the Registrant will revise future disclosures to add or clarify language that could be interpreted as referencing ASC 280 concepts, including the following:

“The Funds have adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. Adoption of the standard impacted financial statement disclosures only and did not affect each Fund’s financial position or the results of its operations. An operating segment is defined in Topic 280 as a component of a public entity that engages in business activities

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from which it may recognize revenues and incur expenses, has operating results that are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and has discrete financial information available. The CODM is the President and Principal Executive Officer of the Trust. Each Fund operates as a single operating segment. Each Fund’s income, expenses, assets, changes in net assets resulting from operations and performance are regularly monitored and assessed as a whole by the CODM responsible for oversight functions of each Fund, using the information presented in the financial statements and financial highlights.”

Comment 5. Please explain, given the amount of tax claims receivable noted in the Statements of Assets and Liabilities for the North Square Altrinsic International Equity Fund (the “Fund”), from which countries foreign dividend taxes have been withheld from the Fund and how such reclaims are monitored and collected.

Response. The countries that were the sources of the Fund’s tax reclaims as of May 31, 2025 were Belgium, Brazil, Switzerland, Germany, Spain, France, Ireland, Japan and Sweden. Ultimus Fund Solutions, LLC (“Ultimus”), the administrator and fund accountant for the Fund, has established procedures related to tax reclaims that are designed to ensure that tax reclaims are properly identified, documented, submitted and monitored. Under these procedures, the Fund’s investment adviser or the Fund’s custodian/sub custodian are responsible for identifying reclaim opportunities and providing necessary transaction data. Ultimus is responsible for calculating reclaim amounts, recording receivables, and maintaining related books and records. The Fund’s custodian or sub-custodian is responsible for submitting tax reclaim documentation to the applicable taxing authorities or tax agents, unless otherwise delegated. In practical terms, as dividends are accrued, Ultimus’ accounting system also records tax reclaims receivable amounts based on tax rates entered in a tax master table. Periodically, usually quarterly, Ultimus will request a tax reclaim report from the global custodian or tax reclaim agent and, based on that information, will reconcile and/or if needed, make adjustments to the books. Any material differences are researched with the custodian and the Fund’s investment adviser.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 513-577-1693 if you wish to discuss this correspondence further.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Secretary

cc:      M. Dean, Northern Lights Compliance Services, LLC

S. Louizos, Esq., Blank Rome LLP

Z. Richmond, Treasurer of the Trust

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